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                                                              Exhibit 1.A.(3)(c)

                              Commission Schedule



         The following maximum percentages of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid for each policy year will be paid to the NELICO agent involved in the sale of a Policy:


         Policy Year                Maximum Percentage
         -----------                ------------------
         1                                 50%
         2 and later                       3%   (4% for Policies issued
                                                on or after May 1, 1997)

         Agents will also receive a commission of 3% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year. For Policies sold to certain group or sponsored arrangements the maximum 50% first year commission may be paid in level installments over a period of years rather than all in the first policy year.

         Agents who meet certain productivity and persistency standards in selling policies issued by NELICO may be eligible for additional compensation.

         New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer will be based on the schedule illustrated above. Commissions will be paid through the registered broker-dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies.